  Exhibit 99.2

  AMENDMENT TO THE SECURITIES PURCHASE AGREEMENT

This AMENDMENT, dated as of [   ], 2013, (the “Amendment”) is an amendment to Securities Purchase Agreement (the “Agreement”), dated as of [   ], 2013, between EDAP TMS S.A., a French société anonyme, with headquarters located at Parc d'activités la Poudrette-Lamartine, 4/6, rue du Dauphiné, 69120 Vaulx-en-Velin, France (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers”).

WHEREAS, the Company and Purchasers shall collectively be referred to as the “Parties”;

WHEREAS, the Parties wish to provide for certain amendments to the terms of the Agreement;

NOW, THEREFORE, the Parties hereby amend the Agreement, and agree as follows:

ARTICLE I. DEFINITIONS

Any capitalized terms used and not defined in this Amendment shall have the meaning set forth in the Agreement.

ARTICLE II. AMENDMENT TO THE AGREEMENT

2.1.           Amendment to Article 1.1. Definitions of the Agreement.  The definition of “Closing Date” in Article 1.1 of the Agreement shall be deleted and restated as follows:

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers’ obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived, which is expected to be May 28, 2013.”

ARTICLE III. MISCELLANEOUS

3.1           Headings.  The headings in this Amendment are solely for convenience of reference and shall not be given any effect in the construction or interpretation of this Amendment.

3.2           Continuing Effect of the Agreement.  This Amendment shall not constitute an amendment or waiver of any other provision of the Agreement not expressly referred to herein.  Except as expressly amended hereby, the provisions of the Agreement are and shall remain in full force and effect.

3.3            Governing Law; Jurisdiction. Subject to the mandatory provisions of French law applicable to the Securities, all questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.

Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Amendment and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding.  Each party to the fullest extent permitted by law hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Amendment and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.  If either party shall commence an action, suit or proceeding to enforce any provisions of the Transaction Documents, then the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

EDAP TMS S.A.		Address for Notice:
By:		EDAP TMS S.A.
	Name:	Parc d'activités la Poudrette-
	Title:	Lamartine
4/6, rue du Dauphiné 69120 Vaulx-en-Velin, France Telephone No.: +33(0) 47215 3172 Facsimile No.: +33(0) 47215 3144 Attention: Marc Oczachowski

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGES TO AMENDMENT]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to the Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: ________________________________________________________

Signature of Authorized Signatory of Purchaser: _________________________________

Name of Authorized Signatory: _______________________________________________

Title of Authorized Signatory: ________________________________________________

Email Address of Authorized Signatory: _________________________________________

Facsimile Number of Authorized Signatory: __________________________________________

Address for Notice to Purchaser:

.